FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 7, 2014

TRANSLATION

Autonomous City of Buenos Aires, February 7, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Information pursuant to Article 23, Ch. VII of the Buenos Aires Stock Exchange Rules

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Title VII of the Buenos Aires Stock Exchange Rules.

Continuing from our prior communication dated February 27, 2013, please be advised that we have become aware that the Supreme Court of the State of New York, United States, dismissed all of the claims for damages made by Repsol S.A. (“Repsol”) against YPF S.A. (“YPF”) and The Bank of New York Mellon (“BONY”) relating to the alleged lack of acceptance and refusal by BONY to comply with the voting instructions issued by Repsol in connection with, among other things, the election of directors to YPF’s Board of Directors in the shareholders’ meeting held on June 4, 2012, in violation of its contractual obligations, and YPF’s alleged inappropriate interference to have such instructions rejected.

The Court held, among other things, that Repsol had not shown that YPF: (i) acted negligently or in bad faith; (ii) participated in the alleged failure by BONY to timely transmit the voting instructions; and (iii) intentionally interfered in the relationship between Repsol and BONY.

When the Court’s judgment is final, Repsol will not be able to file a further complaint against YPF for the abovementioned claims.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 7, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer